Room 4561

September 20, 2007

Robert F. Gallagher
Chief  Financial Officer
Stratasys, Inc.
14950 Martin Drive
Eden Prairie, Minnesota 55344

**Re:     Stratasys, Inc.**
**Form 10-K for the fiscal year ended December 31, 2006**
**Filed March 15, 2007**
**Form 10-Q for the quarterly period ended June 30, 2007**
**Filed August 9, 2007**
**File No. 001-13400**

Dear Mr. Gallagher:

We have reviewed your response letter dated June 12, 2007, and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed on March 15, 2007

Critical accounting policies

Revenue recognition, page F- 35

1.      We note your response to prior comment No. 1 and have the following comments. Describe your payment terms with your reseller and indicate the amount of time after the drop shipment until you receive payment from the reseller.  Explain why you believe that collectibility is reasonably assured in these instances even though the reseller may not have the ability to pay until they collect cash from their customers.

<u>Reclassifications-page F-17</u>

2.    We note your response to prior comment No. 3 and have the following comments. Unless the disclosures and the adjustments to line items impacted are deemed immaterial based on a SAB 99 analysis, your disclosures should be revised to include a footnote in the financial statements that describes the change in classification as a correction of an error.  The footnote should also disclose the reclassification of the cost of revenue amounts and gross margins for each of the years including how these amounts were previously reported each year in the statements of consolidated statements of operations.  See paragraphs 26 and A7 of SFAS No. 154.  The statements of operations should also indicate each year that has been restated by labeling the respective columns.  The selected financial data should quantify the amount reclassified for each period presented and your quarterly information should disclose the amount reclassified for each quarterly period presented.

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        As appropriate, please amend your filings in response to these comments.  You may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        If you have any questions, please call Morgan Youngwood at (202) 551-3479 or myself at (202) 551-3730.


                          Sincerely,


                          Stephen Krikorian
                          Accounting Branch Chief